Platinum Group Metals Ltd.

Consolidated Financial Statements

(Expressed in thousands of United States Dollars unless otherwise noted)

For the year ended August 31, 2022

Filed: November 23, 2022

Management's Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Platinum Group Metals Ltd (the "Company") are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and include certain estimates that reflect management's best judgments.

The Company's Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002. The Audit Committee meets at least on a quarterly basis.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as at August 31, 2022. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the Company's internal control over financial reporting. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as at that date.

The effectiveness of the Company's internal control over financial reporting as at August 31, 2022 has been audited by Price Waterhouse Coopers LLP, the Company's independent registered public accounting firm, as stated in their report, which appears herein.

/s/ Greg Blair Greg Blair Chief Financial Officer	/s/ Frank Hallam Frank Hallam, President, Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Platinum Group Metals Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Platinum Group Metals Ltd. and its subsidiaries (together, the Company) as of August 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended August 31, 2022, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of August 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended August 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators for mineral properties and exploration and evaluation assets

As described in Notes 2, 3 and 4 to the consolidated financial statements, the carrying amount of mineral properties and exploration and evaluation assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable (impairment indicators). The carrying amount of the Company's mineral properties and exploration and evaluation assets was $40.4 million as of August 31, 2022, which all related to the Waterberg project (the Project). Management applies judgment to assess whether there are impairment indicators present that give rise to the requirement to conduct an impairment test. Events or changes in circumstances that could trigger an impairment test include: (i) significant adverse changes in the business climate including changes in forecasted future metal prices; (ii) significant changes in the extent or manner in which the assets are being used or their physical condition including significant decreases in mineral reserves; and (iii) significant decreases in the market price of the assets.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators for mineral properties and exploration and evaluation assets is a critical audit matter are that there was significant judgment by management when assessing whether there were indicators of impairment related to the Project, specifically related to assessing whether there were: (i) significant adverse changes in the business climate including changes in forecasted future metal prices; (ii) significant changes in the extent or manner in which the asset is being used or its physical condition including significant decreases in mineral reserves; and (iii) significant decreases in the market price of the asset. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the judgments made by management in their assessment of impairment indicators that could give rise to the requirement to conduct an impairment test.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of impairment indicators for the Project. These procedures also included, among others, (i) evaluating whether there were significant adverse changes in the business climate including changes in forecasted future metal prices by considering external market and industry data; (ii) evaluating whether there were any significant changes in the extent or manner in which the asset is being used or its physical condition by assessing any significant decreases in mineral reserves by considering mineral reserve and resource technical reports; and (iii) assessing whether there were significant decreases in the market price of the asset by considering any significant or prolonged declines in the Company's share price, and evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

November 23, 2022

We have served as the Company's auditor since 2007.

PLATINUM GROUP METALS LTD.

Consolidated Statements of Financial Position
(in thousands of United States Dollars)

	August 31, 2022	August 31, 2021
ASSETS

Current
Cash	$12,330	$6,059
At-the-market offering proceeds receivable (Note 8)	-	213
Amounts receivable	382	263
Prepaid expenses	52	71
Total current assets	12,764	6,606

Performance bonds and other assets	190	170
Mineral properties and exploration and evaluation assets (Note 4)	40,373	43,953
Property, plant and equipment	352	470
Total assets	$53,679	$51,199

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,121	$2,463
Loan payable (Note 6)	-	9,088
Convertible notes (Note 7)	-	18,716
Total current liabilities	1,121	30,267

Asset retirement obligation	95	106
Share based liabilities (Note 8)	864	1,223
Lease liability	44	130
Total liabilities	$2,124	$31,726

SHAREHOLDERS' EQUITY
Share capital (Note 8)	$934,976	$890,783
Contributed surplus	32,077	30,102
Accumulated other comprehensive loss	(166,155)	(159,226)
Deficit	(768,397)	(759,771)
Total shareholders' equity attributable to shareholders of Platinum Group Metals Ltd.	32,501	1,888

Non-controlling interest (Note 9)	19,054	17,585
Total shareholders' equity	51,555	19,473
Total liabilities and shareholders' equity	$53,679	$51,199

Contingencies and Commitments (Note 11)

Approved by the Board of Directors and authorized for issue on November 23, 2022

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.

Consolidated Statements of Loss and Comprehensive Loss
(in thousands of United States Dollars except share and per share data)

	Year Ended
	August 31, 2022	August 31, 2021	August 31, 2020

Expenses
General and administrative (Note 14)	$4,341	$5,121	$3,726
Interest	1,650	5,066	5,493
Foreign exchange gain	(328)	(698)	(740)
Share of joint venture expenditures - Lion (Note 5)	253	343	369
Stock based compensation expense (Note 8)	2,164	3,184	1,569
	$8,080	$13,016	$10,417

Other Income
Gain on fair value derivatives & other instruments	$(12)	$(52)	$(3,203)
Write-off due to prospecting right closures (Note 4)	223	-	-
Loss on early repayment of debt and Convertible Notes (Notes 6&7)	135	189	-
Gain on Sprott extension	-	(48)	-
Net finance income	(176)	(97)	(158)
Loss for the year before income taxes	$8,250	$13,008	$7,056

Deferred income tax (recovery) expense (Note 17)	$(7)	$55	$72
Loss for the year	$8,243	$13,063	$7,128

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	$6,929	$(4,898)	$4,487

Comprehensive loss for the year	$15,172	$8,165	$11,615

Net loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$8,243	$13,063	$7,128
	$8,243	$13,063	$7,128

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$15,172	$8,165	$11,615
	$15,172	$8,165	$11,615

Basic and diluted loss per common share	$0.09	$0.18	$0.11

Weighted average number of common shares outstanding:	89,586,083	71,912,296	61,537,004
Basic and diluted

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.

Consolidated Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2019	58,575,787	$855,270	$26,777	$(159,637)	$(739,018)	$(16,608)	$15,451	$(1,157)
Stock based compensation	-	-	1,501	-	-	1,501	-	1,501
Shares issued for interest on Convertible Notes	1,043,939	1,374	-	-	-	1,374	-	1,374
Warrants exercised	28,040	55	-	-	-	55	-	55
Share issuance - financing	4,447,307	5,705	-	-	-	5,705	-	5,705
Share issuance costs	-	(514)	-	-	-	(514)	-	(514)
Contributions of Waterberg JV Co.	-	-	-	-	(167)	(167)	675	508
Currency translation adjustment	-	-	-	(4,487)	-	(4,487)	-	(4,487)
Net loss for the year	-	-	-	-	(7,128)	(7,128)	-	(7,128)
Balance August 31, 2020	64,095,073	$861,890	$28,278	$(164,124)	$(746,313)	$(20,269)	$16,126	$(4,143)
Stock based compensation	-	-	2,921	-	-	2,921	-	2,921
Restricted share units redeemed	121,668	189	(281)	-	-	(92)	-	(92)
Share options exercised	843,543	2,301	(816)	-	-	1,485	-	1,485
Share issuance - financing	10,210,842	27,949	-	-	-	27,949	-	27,949
Share issuance costs	-	(1,546)	-	-	-	(1,546)	-	(1,546)
Contributions of Waterberg JV Co.	-	-	-	-	(395)	(395)	1,459	1,064
Currency translation adjustment	-	-	-	4,898	-	4,898	-	4,898
Net loss for the year	-	-	-	-	(13,063)	(13,063)	-	(13,063)
Balance August 31, 2021	75,271,126	$890,783	$30,102	$(159,226)	$(759,771)	$1,888	$17,585	$19,473
Stock based compensation	-	-	2,896	-	-	2,896	-	2,896
Restricted share units redeemed	265,739	790	(790)	-	-	-	-	-
Share options exercised	158,333	360	(131)	-	-	229	-	229
Share issuance - financing	11,463,665	25,656	-	-	-	25,656	-	25,656
Shares issued to repay convertible debt	11,793,509	18,941	-	-	-	18,941	-	18,941
Share issuance costs	-	(1,554)	-	-	-	(1,554)	-	(1,554)
Contributions of Waterberg JV Co.	-	-	-	-	(383)	(383)	1,469	1,086
Currency translation adjustment	-	-	-	(6,929)	-	(6,929)	-	(6,929)
Net loss for the year	-	-	-	-	(8,243)	(8,243)	-	(8,243)
Balance August 31, 2022	98,952,372	934,976	32,077	(166,155)	(768,397)	32,501	19,054	51,555

4

PLATINUM GROUP METALS LTD.
Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

	For the year ended
	August 31, 2022	August 31, 2021	August 31, 2020

OPERATING ACTIVITIES
Loss for the year	$(8,243)	$(13,063)	$(7,128)

Add items not affecting cash / adjustments:
Depreciation	91	122	177
Interest expense	1,650	5,066	5,493
Unrealized foreign exchange (loss)	(645)	(1,058)	128
Loss on fair value of derivatives and other instruments	(12)	(52)	(3,203)
Loss on repayment of debt and Convertible Notes	135	(189)	-
Gain on extension of Sprott Facility	-	348	-
Deferred income tax expense	(7)	55	72
Stock compensation expense	2,164	3,184	1,569
Share of joint venture expenditures	253	343	369
Directors' fees paid in deferred share units	161	152	142
Write-off costs associated with prospecting right closures (Note 4)	223	-	-
Net change in non-cash working capital (Note 12)	(239)	(2,962)	(739)
	$(4,469)	$(8,054)	$(3,120)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$25,869	$27,949	$5,705
Equity issuance costs	(1,555)	(1,546)	(514)
Cash received from option exercises	237	1,485	-
Cash received from warrant exercises	-	-	48
Sprott Facility principal repayments	(9,400)	(10,600)	-
Sprott Facility interest paid	(293)	(1,589)	(2,237)
Convertible note interest paid	(826)	(1,374)	-
Costs associated with repayment of debt and Convertible Notes	(126)	(318)	(40)
Lease payments made	(87)	(91)	(66)
Share unit cash settlement	-	(151)	-
Cash received from Waterberg partners	642	1,829	1,697
	$14,461	$15,594	$4,593

INVESTING ACTIVITIES
Performance bonds	$(48)	$(43)	$(67)
Investment in Lion	(250)	(350)	(350)
Expenditures incurred on Waterberg Project	(3,359)	(2,415)	(4,953)
	$(3,657)	$(2,808)	$(5,370)

Net increase (decrease) in cash	6,335	4,732	(3,897)
Effect of foreign exchange on cash	(64)	19	(345)
Cash, beginning of year	6,059	1,308	5,550

Cash, end of year	$12,330	$6,059	$1,308

The accompanying notes are an integral part of the consolidated financial statements.

5

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

1. NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American, LLC ("NYSE American") in the United States of America. The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa. Key metals of economic interest on the Company's mineral properties include platinum, palladium, rhodium, gold, copper, and nickel.

The Company’s head office and principal place of business is located at Suite 838-1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6.  The Company’s registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

These financial statements consolidate the accounts of the Company and its subsidiaries. Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning the majority of Lion's shares. The Company's subsidiaries, associates and joint ventures as at August 31, 2022 are as follows:

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held
			August 31, 2022	August 31, 2021

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.00%	100.00%
Mnombo Wethu Consultants (Pty) Limited(1)	Development	South Africa	49.95%	49.95%
Waterberg JV Resources (Pty) Ltd.(1),(2)	Development	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.	Research	Canada	53.70%	53.70%

Notes:

(1) The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.

(2) Effective ownership of Waterberg JV Co. is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA") ownership portion.

COVID-19

The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. Since March 2020 related negative public health developments adversely affected workforces, economies and financial markets globally, resulting in economic uncertainty. The future impact of the pandemic could include significant COVID-19 specific costs, volatility in the prices for metals, project development and mining restrictions, delays or temporary closures, travel restraints, other supply chain disruptions and workforce and contractor interruptions, including possible loss of life. Although to date the Company has not experienced a direct material adverse effect due to the pandemic, it is not possible for the Company to predict the duration or magnitude of the possible adverse results of the pandemic and its effects on the Company's business or ability to raise funds. On June 22, 2022, the Government of South Africa announced that all remaining COVID-19 regulations had been uplifted.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The consolidated financial statements have been prepared under the historical cost convention except for certain financial assets and liabilities measured at fair value.

Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. The Company has consistently applied the accounting policies used in the preparation of its IFRS financial statements throughout all years presented, as if these policies had always been in effect.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

a. Consolidation

The consolidated financial statements include those of the Company, its subsidiaries, joint ventures and structured entities that it controls, using uniform accounting policies. Control exists when the Company has (i) power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power to affect its returns.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company's equity.

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

b. Translation of foreign currencies

Functional currency

Items included in the financial statements of the Company and each of the Company's subsidiaries and equity accounted investees are measured using the currency of the primary economic environment in which the entity operates (the functional currency) as follows:

Platinum Group Metals Ltd.	Canadian Dollars
Lion Battery Technologies Inc.	United States Dollars
Platinum Group Metals (RSA) (Pty) Ltd.	South African Rand
Mnombo Wethu Consultants (Pty) Limited	South African Rand
Waterberg JV Resources (Pty) Ltd	South African Rand

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD").

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD
Year-end rate:	R17.0760(2021 R14,5241)
Year average rate:	R15.5782 (2021 R15.0043)

CAD/USD
Year-end rate:	C$1.3111 (2021 C$1.2617)
Year average rate:	C$1.2720 (2021 C$1.2688)

Transactions and balances

Foreign currency transactions are translated into the relevant entity's functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  assets and liabilities are translated at the closing rate at the reporting date;
  income and expenses are translated at average exchange rates for the year; and
  all resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

c. Joint Arrangements

The Company treats its investment in Lion as a joint venture.  A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.  Joint ventures are accounted for using the equity method of accounting.

d. Change in ownership interests

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interest in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration received is recognized in a separate line in retained earnings.

e. Mineral Properties and Exploration Assets

Exploration activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation activity includes:

  acquiring the rights to explore;
  researching and analyzing historical exploration data;
  gathering exploration data through topographical, geochemical and geophysical studies;
  exploratory drilling, trenching and sampling;
  determining and examining the volume and grade of the resource;
  surveying transportation and infrastructure requirements; and
  compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditures on identifiable properties are capitalized. Exploration and evaluation assets are shown separately until technical feasibility and commercial viability is achieved at which point the relevant asset is transferred to development assets under property, plant and equipment. Capitalized costs are all considered to be tangible assets as they form part of the underlying mineral property.

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset's carrying amount may exceed its recoverable amount and when the exploration and evaluation assets are transferred to development assets. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

h. Property, plant and equipment

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Once a mining project has been established as technically feasible and commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of "development assets" together with any related amount transferred from "exploration and evaluation assets". Capitalization of costs incurred ceases when the property is capable of operating at levels intended by management.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All repairs and maintenance are expensed to profit or loss during the financial period in which they are incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal, retirement or scrapping of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Capital assets are recorded at cost and are depreciated on a straight-line basis over the following periods:

Leasehold Improvements	3-5 years
Computer Equipment and software	3-5 years
Furniture and Fixtures	5-10 years

i. Impairment

Tangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors including market capitalization are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset's fair value less costs to sell and its value in use. If the asset's carrying amount exceeds its recoverable amount, then an impairment loss is recognized.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

j. Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related disturbance occurs. The provision is discontinued using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over the future life of the asset to which it relates. The provision is adjusted on an annual basis for changes in cost estimates, discount rates and inflation.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

k. Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

l. Convertible Notes

At inception the debt component of the convertible notes is deemed to be the residual value of the net proceeds after the fair value of the embedded derivatives are separated. The debt component is then measured at amortized cost using the effective interest method. The embedded derivatives are revalued at each reporting period with the change in fair value being recorded in profit or loss in each reporting period.

m. Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effect.

n. Share-based payment transactions

Stock options

Stock options are settled in equity. The fair values for stock-based awards have been estimated using the Black-Scholes model and recorded as compensation cost over the period of vesting. The compensation cost related to stock options granted is expensed or capitalized to mineral properties, as applicable. Cash received on exercise of stock options is credited to share capital and the related amount previously recognized in contributed surplus is reclassified to share capital.

Restricted share units

Restricted share units ("RSUs") represent an entitlement to one common share of the Company, upon vesting. RSUs provide the option of being settled in cash upon election by the Board of Directors. The fair value of RSUs granted is recognized as an expense over the vesting period and is measured at the time of grant.

Deferred share units

Deferred share units ("DSUs") are measured at fair value on grant date based on the market price of the Company's shares on the grant date. DSUs are settled in cash based on the market price of the Company's shares on the entitlement date (which is when the respective director ceases to be a director of the Company). The expense for DSUs is recognized over the vesting period and the DSUs are classified as a liability. DSU liabilities are adjusted at each financial position reporting date for changes in fair value. Fully vested DSUs are revalued based on the market price of the Company's shares on the final day of the respective reporting period with changes in fair value being recognized in share-based compensation expenses.

o. Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Current tax

Current tax expense is based on taxable profit for the year. Taxable profit differs from 'profit before tax' as reported in the consolidated statement of loss and other comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

p. Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of the potential issuances of shares is anti-dilutive, and accordingly basic and diluted loss per share are the same.

q. Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss, at fair value through other comprehensive income (loss), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and the debt's contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Derecognition of Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

r. Accounting Standards Adopted

Recently Issued Accounting Pronouncements

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS1 provide a more general approach to the classification of liabilities based on contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2023 and are expected to have no significant impact on future financial statements.

Accounting standards issued but not yet effective

Property, Plant and Equipment - Revenue Prior to Intended Use (Amendment to IAS 16)

The amendments provide guidance on the recognition of the proceeds from the sale of items that a company produces and sells so that an item of property, plant and equipment can be used as intended, as well as the related costs of production. In particular, proceeds from the sale of items that have been produced before the related property, plant and equipment is ready for use should be recognized in net income, together with related production costs. These amendments apply to the Company effective September 1, 2022 and is not expected to have any impact on the financial statements.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

  Determination of ore reserves and mineral resource estimates
  Determination of Commercial Viability and Technical Feasibility of the Waterberg Project
  Assumption of control of Mnombo for accounting purposes

Each of these judgments and estimates is considered in their respective notes or in more detail below.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The Company relied upon these estimates when assessing impairment upon the transfer of assets from capitalized exploration costs to development costs. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Assumption of control of Mnombo and Waterberg JV Co. for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share. Currently there are no other sources of funding known to be available to Mnombo. If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts. Amounts recognized in other comprehensive income would be transferred directly to retained earnings. If a retained interest remained after the loss of control it would be recognized at its fair value on the date of loss of control. Although the Company controls Mnombo for accounting purposes, it does not have omnipotent knowledge of Mnombo's other shareholders activities. Mnombo's 50.1% shareholders are historically disadvantaged South Africans. The Company also determined that it controls Waterberg JV Co. given its control over Mnombo as well as its power over the investee.

Assessment of impairment indicators for mineral properties and exploration and evaluation assets

The Company applies judgement to assess whether there are impairment indicators present that give rise to the requirement to conduct an impairment test. Events or changes in circumstances that could trigger an impairment test include; (i) significant adverse changes in the business climate including changes in forecasted future metal prices; (ii) significant changes in the extent or manner in which the asset is being used or its physical condition including significant decreases in mineral reserves; and (iii) significant decreases in the market price of the assets.

4. MINERAL PROPERTIES AND EXPLORATION AND EVALUATION ASSETS

Since mid-2017, the Company's only active mineral property has been the Waterberg Project located on the Northern Limb of the Bushveld Igneous Complex. During the previous fiscal year, the Waterberg Project was granted its mining right (the "Waterberg Mining Right") and as a result, the Company reclassified the Waterberg Project from being an Exploration and Evaluation Asset to a Development Asset.

Total capitalized costs for the Waterberg Project are as follows:

Balance, August 31, 2020	$34,939
Additions	3,745
Recoveries from 100% Implats funded implementation budget	(229)
Foreign currency translation adjustment	5,498
Balance August 31, 2021	$43,953
Additions	2,968
Write-off costs associated with prospecting right closures	(223)
Foreign currency translation adjustment	(6,325)
Balance August 31, 2022	40,373

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Waterberg Project

At August 31, 2022, the Waterberg Project consisted of active prospecting rights, applied for prospecting rights and the Waterberg Mining Right with a combined active project area of 29,227 hectares, located on the Northern Limb of the Bushveld Igneous Complex, approximately 85 km north of the town of Mokopane. Of the total project area, 20,532 hectares are covered by the Waterberg Mining Right. A further 4,207 hectares are covered by active prospecting rights and there are 4,488 hectares under application for incorporation into the Waterberg Mining Right. On March 9, 2022, Waterberg JV Co. passed a resolution to apply for closure on 50,985 gross hectares of prospecting rights, of which 14,209 hectares are held within the granted mining right, leaving a net 36,776 hectares of uneconomic prospecting rights to be closed. Capitalized costs of $223 associated with the prospecting right closures were written during the year.

On and following March 5, 2021, the Company received several notices of appeal, filed with the DMRE by individual appellants from local communities, against the January 28, 2021 decision of the DMRE granting the Waterberg Mining Right. One group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the DFFE to refuse condonation for the late filing of the group's appeal against the grant of an EA for the Waterberg Project in November 2020. Senior Counsel and attorneys acting for Waterberg JV Co. filed formal rebuttals to the appeals and applications, raising numerous factual and legal defences. Since filing their review application, the appellants have done nothing to progress their action against the decision of the DFFE.

On July 30, 2021, Waterberg JV Co. received an urgent interdict application to the High Court seeking to restrain the activities of Waterberg JV Co. on certain surface rights over a portion of the project area. The appellants claimed to be interested and affected parties located near planned surface infrastructure on the farm Ketting. Waterberg JV Co. promptly filed an answering affidavit denying urgency and providing arguments why the application was without merit. The appellants did not respond and their application was removed from the urgent court roll. On November 16, 2021 the host Kgatlu community from the farm Ketting filed an application to join as a respondent to the restraint application. In their affidavit the host community documented their support for the Waterberg Mine. Once again, the appellants did not respond to the Kgatlu joinder application within the timeline specified by the rules of court and have likewise failed to file a replying affidavit. In order to force the interdict application to a conclusion, in July 2022 Waterberg JV Co. filed a Notice of Set Down with the High Court in Limpopo and a hearing to rule on the interdict application has been scheduled for May 22, 2023.

On October 13, 2022 the Minister of the DMRE ruled to dismiss all appeals to the grant of the Waterberg Mining Right filed with the DMRE. In his ruling the Minister provided the regulatory reasons why each appeal was denied and also confirmed the DMRE's assessment that Waterberg JV Co. has complied with Black Economic Empowerment requirements and social and labour plan community consultation processes.

The Waterberg Mining Right currently remains active, was notarially executed by the DMR on April 13, 2021 and was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021.

On September 21, 2017, Waterberg JV Co. issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's Black Economic Empowerment ("BEE") partner, holding 26%. Later, in March 2019 and after the Implats Transaction (defined below), in accordance with its mandate established by the government of Japan, JOGMEC completed the sale of a 9.755% interest in the Waterberg JV Co. to Hanwa Co., Ltd ("Hanwa").

Implats Transaction

On November 6, 2017, the Company and JOGMEC closed a transaction (the "Implats Transaction"), whereby Impala Platinum Holdings Ltd. ("Implats") purchased an aggregate 15% equity interest in Waterberg JV Co for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. As part of the transaction, Implats also acquired an option to increase its holdings in Waterberg JV Co. to 50.01% (the "Purchase and Development Option") in exchange for certain payments and project funding, and a right of first refusal to enter into an offtake agreement, on commercial arm's-length terms, for the smelting and refining of mineral products from the Waterberg Project ("Offtake ROFR") if Waterberg JV Co. proposes an offtake agreement with a third party. JOGMEC or its nominee retains a right to direct the marketing of Waterberg concentrate and to receive, at market prices, platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volumes produced from the Waterberg Project.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On June 15, 2020, Implats delivered a formal notice of their election not to exercise their Purchase and Development Option due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic. Implats currently retains a 15.0% participating Waterberg Project interest and the Offtake ROFR. The Company retains a controlling 50.02% direct (37.05%) and indirect (12.97% through its 49.9% shareholding in Mnombo) interest in the Waterberg Project while Mnombo retains a 26.0% direct interest, JOGMEC a 12.195% direct interest and Hanwa a 9.755% direct interest.

Acquisition and Development of the Waterberg Project

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement regarding the Waterberg Project (the "JOGMEC Agreement"). Under the terms of the JOGMEC Agreement JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study. Mnombo's share of expenditures prior to this agreement, and Mnombo's share of expenditures post DFS, are still owed to the Company ($7.2 million at August 31, 2022). The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $7.8 million at August 31, 2022 ($7.4 million - August 31, 2021).

To August 31, 2022, an aggregate total of $80.9 million has been funded by all parties for exploration and engineering on the Waterberg Project. Until the Waterberg prospecting rights were transferred to Waterberg JV Co., all costs incurred by other parties were treated as cost recoveries by the Company.

5. LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019, with the objective to research new lithium battery technology utilizing platinum and palladium. The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited ("Amplats") entered investment, shareholder and research agreements to facilitate Lion's objectives. Initially the Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion and on July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.73 million, to a total of up to $6.73 million, in order to allow the acceleration of certain research and commercialization activities (see below). All agreed funding into Lion by the Company and Amplats is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period. Lion has been funded equally by both Anglo and the Company as follows:

Date	Gross Funding to Lion
July 2019	$1,100
June 2020	$700
February 2021	$700
February 2022	$500

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats. Lion pays a fee of $3 per month to the Company for general and administrative services.

Research Program - Florida International University

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years. On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million. The first tranche to FIU under the SRA, totaling $1.0 million plus a one-time fee of $50, was funded by Lion in mid July 2019. Research work commenced at FIU during September 2019. During calendar 2020 FIU completed the first research milestone pursuant to the SRA, which triggered a second tranche of funding to FIU in the amount of $667. Based on research advancement, a third tranche in the amount of $667 was paid by Lion to FIU in February 2021. In February 2022 a fourth tranche of $500 was paid by Lion to FIU. Lion has provided aggregate research funding in the amount of $2.9 million to FIU as of August 31, 2022.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery. A second patent related to this technology was issued in December 2020 and a third was issued in June 2021. On October 4, 2022 a fourth patent No. 11,462,743 B2 was issued under the title "Battery comprising a metal interlayer" to FIU. This fourth patent involves the use of palladium as interlayer in batteries to stabilize and enable lithium metal anodes in various existing and emerging lithium battery technologies. Further patents are currently applied for. Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted. Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

6. SPROTT LOAN

On August 15, 2019, the Company announced it had entered a senior secured credit facility with Sprott Private Resource Lending II (Collector), LP ("Sprott") and other lenders party thereto (the "Sprott Lenders") pursuant to which the Sprott Lenders advanced the Company $20.0 million in principal (the "Sprott Facility"). The loan was immediately drawn and was originally scheduled to mature on August 14, 2021. Principal amounts of the Sprott Facility outstanding were charged interest at a rate of 11% per annum, compounded monthly. In August 2021 the Company elected to exercise an option to extend the maturity date of $10.0 million in principal by one year. At August 31, 2021, the nominal principal balance outstanding was $9.4 million which was fully repaid during the third fiscal quarter of 2022, bringing the nominal principal balance due as of August 31, 2022 to $Nil. The Company's pledge of its South African assets as security against the Sprott Facility has been fully released.

Scheduled interest payments were made monthly with total interest of $293 paid to Sprott during the year ended August 31, 2022 (August 31, 2021 - $1,590). Effective interest of $378 was recognized during the year ended August 31, 2022 (August 31, 2021 - $2,120). Upon early repayment of the debt, a loss of $279 was recognized during the year ended August 31, 2022 (August 31, 2021 - $189).

7. CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes due in 2022 (the "Convertible Notes"). The Convertible Notes bore interest at a rate of 6 7/8% per annum, payable semi-annually in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On January 20, 2022, the Company announced the purchase and cancellation, on a private placement basis, of the $19.99 million of Convertible Notes then outstanding. The principal outstanding balance of these Convertible Notes was repaid through the issuance of 11,793,509 common shares, at a price of US$1.695 per share. The Company purchased $11.99 million of the Convertible Notes from an affiliate of Kopernik Global Investors, LLC on February 4, 2022 and $8 million of the Convertible Notes from affiliates of Franklin Templeton Investments on February 10, 2022.

The Convertible Notes contained multiple embedded derivatives (the "Convertible Note Derivatives") relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5.38 million (see below). At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5.38 million and transaction costs relating to the Convertible Notes of $1.05 million resulting in an opening balance of $13.57 million. The Convertible Notes were measured at amortized cost and were to be accreted to maturity over the term using the effective interest method. As the Convertible Notes were repaid before maturity a gain on the repayment of $144 was recognized.

On January 2, 2021, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

On July 2, 2021, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2022, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

In February 2022, the Company paid $0.139 million in cash for remaining interest payable on the outstanding Convertible Notes.

The components of the Convertible Notes were as follows:

Convertible Note balance August 31, 2020	$17,212
Interest payment	(1,374)
Accretion and interest incurred during the year	2,930
Gain on embedded derivatives during the year ended August 31, 2021	(52)
Convertible Note balance August 31, 2021	$18,716
Accretion and interest incurred during the year	1,275
Interest paid during the year	(826)
Legal fees relating to the Convertible Notes incurred during year	(68)
Principal repaid in shares ($19.99 million principal)	(18,941)
Gain on embedded derivatives during the year ended August 31, 2022	(12)
Gain on repayment of the Convertible Notes	(144)
Convertible Note balance August 31, 2022	$-

8. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

At August 31, 2022, the Company had 98,952,372 common shares outstanding.

Fiscal 2022

On July 27, 2022, the Company entered into an equity distribution agreement with BMO Nesbit Burns Inc. as Canadian Agent, and BMO as U.S. Agent, for a new at-the-market equity program (the "2022 ATM") to distribute up to $50,000 of common shares. No common shares were sold pursuant to the 2022 ATM prior to August 31, 2022.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

During the year ended August 31, 2022, the Company sold an aggregate of 7,923,842 shares pursuant to an at-the-market offering governed by the terms of a February 2021 equity distribution agreement with BMO Capital Markets (the "2021 ATM"). The Company sold these shares at an average price of US$2.48 for gross proceeds of $19,656. No sales were made pursuant to the 2021 ATM in the fourth quarter of fiscal 2022.

On February 11, 2022, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 3,539,823 common shares at a price of US$1.695 each for gross proceeds of $6,000 maintaining HCI's ownership in the Company at approximately 26% at that time.

On February 4 and 10, 2022, the Company issued 7,073,746 and 4,719,763 shares respectively at a price of US$1.695 each in connection with the repayment of the Convertible Notes (See Note 7 for further details).

Fiscal 2021

As of August 31, 2021, the Company had sold an aggregate of 2,502,790 shares pursuant to the 2021 ATM at an average price of US$4.38 per share for gross proceeds of $10,951. Total fees and expenses of $701 were incurred during the fiscal year ending August 31, 2021 in relation to the 2021 ATM.

On December 8, 2020, the Company closed a non-brokered private placement with HCI for 1,121,076 common shares at a price of US$2.23 each for gross proceeds of $2,500 maintaining HCI's ownership in the Company at approximately 31% at that time.

On November 30, 2020, the Company completed the sale of common shares pursuant to an at-the-market offering executed pursuant to an equity distribution agreement with BMO (the "2020 ATM"). Final sales were settled, and the 2020 ATM was completed, on December 2, 2020. An aggregate of 5,440,186 common shares were sold at an average price of US$2.21 per share for gross proceeds of $11,998. Total fees and expenses of $592 were incurred.

On October 15, 2020, the Company closed a non-brokered private placement for 1,146,790 common shares at a price of US$2.18 per share for gross proceeds of $2,500. All shares were subscribed for by Deepkloof, maintaining HCI's ownership in the Company at approximately 31% at that time.

(c) Incentive stock options

The Company has entered into Incentive share purchase option agreements under the terms of its share compensation plan with directors, officers, consultants and employees. Under the terms of the share purchase option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Options of the Company are subject to vesting provisions. All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding share purchase options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2020	3,182,500	$2.20
Granted	1,596,500	$6.41
Forfeited	(126,936)	$2.27
Exercised	(843,543)	$2.21
Options outstanding at August 31, 2021	3,808,521	$3.96

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)
	Number of Share Options	Average Exercise Price in CAD
Granted	1,273,000	$2.36
Expired	(1,256,517)	$4.08
Exercised	(158,333)	$1.86
Options outstanding at August 31, 2022	3,666,671	$3.45

Number Outstanding at August 31, 2022	Number Exercisable at August 31, 2022	Exercise Price in CAD	Average Remaining Contractual Life (Years)
967,167	332,500	$6.58	3.30
99,000	66,000	$3.90	3.94
42,000	-	$3.40	4.06
666,836	666,836	$2.61	1.61
21,000	-	$2.52	4.50
1,165,000	-	$2.32	4.29
705,668	372,001	$1.81	2.26
3,666,671	1,437,337		3.14

During the year ended August 31, 2022, the Company granted 1,273,000 stock options, which will vest in three tranches on the first, second and third anniversary of their respective grants.

During the year ended August 31, 2021, the Company granted 1,596,500 stock options. The stock options granted during the year vest in three tranches on the first, second and third anniversary of their grant.

During the year ended August 31, 2022, the Company recorded $2,278 of stock compensation expense (August 31, 2021 - $2,230), of which $2,103 was expensed (August 31, 2021 - $1,987) and $175 was capitalized to mineral properties (August 31, 2021 - $243).

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following assumptions were used in valuing stock options granted during the years ended August 31, 2022 and August 31, 2021:

Year ended	August 31, 2022	August 31, 2021
Risk-free interest rate	1.18%	0.41%
Expected life of options	3.5 years	3.9 years
Annualized volatility[1]	87%	88%
Forfeiture rate	2.0%	2.0%
Dividend rate	0.0%	0.0%
[1]The Company uses its historical volatility as the basis for the expected volatility assumption in the Black Scholes option pricing model.

(d) Deferred Share Units

The Company has established a DSU plan for non-executive directors. Each DSU has the same value as one Company common share. DSUs must be retained until the director leaves the Board of Directors, at which time the DSUs are redeemed.

During the year ended August 31, 2022, a recovery of $322 was recorded in relation to outstanding DSUs (August 31, 2021 - $742 expense), with a net recovery of $483 recorded as share-based compensation (August 31, 2021 - $591 expense) and $161 recorded as director fees (August 31, 2021 - $151). During the year ended August 31, 2022 DSUs were revalued, and a $475 recovery was recorded to reflect their decreased value due to the Company's share price depreciation. At August 31, 2022, a total of 596,327 DSUs were issued and outstanding, of which 516,329 DSUs had vested.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

(e) Restricted Share Units

The Company has established a restricted share unit ("RSU") plan for officers and certain employees of the Company. Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award. RSUs vest over a three-year period.

During the year ended August 31, 2022, a stock compensation expense of $611 was recorded (August 31, 2021 - $675) of which $544 expensed (August 31, 2021 - $598) and $67 was capitalized (August 31, 2021 - $77). During the year, 265,739 RSUs were settled. At August 31, 2022, 369,578 RSUs were issued and outstanding, with Nil being vested.

9. NON-CONTROLLING INTEREST

Company	Proportion of ownership and voting rights held by non-controlling interests		Loss allocated to non-controlling interests		Accumulated non-controlling interests
	2022	2021	2022	2021	2022	2021
Mnombo Wethu Consultants (Pty) Limited	50.1%	50.1%	-	-	7,828	7,445
Waterberg JV Co1	63.05%	63.05%	-	-	11,226	10,140
				Total	$19,054	$17,585

1Includes the 26% owned by Mnombo

10.   RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties. Transactions with related parties are as follows:

(a)  During the year ended August 31, 2022, $314 (August 31, 2021 - $858) was paid or accrued to independent directors for directors' fees and services.

(b)  During the year ended August 31, 2022, the Company paid or accrued payments of $57 (August 31, 2021 - $57) from West Vault Mining Inc., for accounting and administrative services. The Company and West Vault Mining have one officer in common.

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement. Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest. HCI has exercised its right to nominate one person to the board of directors. A summary of HCI's share acquisitions form the Company follows:

Common Shares Acquired from the Company by HCI

Date	Placee	Shares	Price USD	Acquisition Method
May 2018	Deepkloof	2,490,900	$1.50	Prospectus Offering
May 2018	Deepkloof	1,509,099	$1.50	Private Placement
February 2019	Deepkloof	2,141,942	$1.33	Private Placement

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)
Date	Placee	Shares	Price USD	Acquisition Method
April 2019	Deepkloof	177,000	$1.70	Exercise of Warrants
June 2019	Deepkloof	80,000	$1.70	Exercise of Warrants
June 2019	Deepkloof	1,111,111	$1.17	Private Placement
August 2019	Deepkloof	6,940,000	$1.32	Private Placement
August 2019	Deepkloof	2,856,000	$1.25	Prospectus Offering
December 2019	Deepkloof	1,612,931	$1.24	Private Placement
June 2020	Deepkloof	500,000	$1.40	Private Placement
October 2020	Deepkloof	1,146,790	$2.18	Private Placement
December 2020	Deepkloof	1,121,076	$2.23	Private Placement
February 2021	Deepkloof	3,539,823	$1.695	Private Placement
		25,226,672

During 2018 and 2019, HCI also acquired 663,005 shares of the Company in the public market. During fiscal 2021 HCI reported the sale of 1,052,328 common shares of the Company. At August 31, 2022, HCI's ownership of the Company was reported at 24,837,349 common shares, representing a 25.1% interest in the Company.

(d) During the year ended August 31, 2022, the Company purchased and cancelled, on a private placement basis, the outstanding principal balance of $8 million of the Convertible Notes from affiliates of Franklin Templeton Investments.

Key Management Compensation

The remuneration the CEO, CFO and other key management personnel and the directors during the years ended August 31, 2022 to 2020 is as follows:

Year ended	August 31, 2022	August 31, 2021	August 31, 2020
Salaries	$899	$1,236	$916
Severance[1]	-	828	-
Directors' fees	289	241	261
Share-based payments - management	1,882	2,556	907
Share-based payments - directors	(465)	617	52
Total	$2,605	$5,478	$2,136

1During fiscal 2021, the Company's former President and CEO resigned from the Company.

11. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $154 to February 2024.

From year end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$111	$44	$-	$-	$155
Environmental Bonds	47	95	71	-	213
Totals	$158	$139	$71	$-	$368

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Africa Wide Legal Action - Dismissed

On November 23, 2017, definitive agreements were concluded to dispose of 100% of the share interests in Maseve Investments 11 (Pty) Ltd. ("Maseve") to Royal Bafokeng Platinum Limited ("RBPlat") in a transaction valued at approximately US $74.0 million (the "Maseve Sale Transaction"). Maseve owned and operated the Maseve Mine. The Maseve Sale Transaction occurred as a scheme of arrangement (the "Scheme") by way of two interdependent stages in accordance with section 115 of the South Africa Companies Act (the "Companies Act"). Under the Scheme, Africa Wide was required to simultaneously dispose of its 17.1% interest together with the Company's 82.9% interest in Maseve. Stage one, being the sale of certain of Maseve's assets for approximately US $58 million in cash, was completed on April 5, 2018. Stage two, being the sale of 100% of Maseve's issued shares to RBPlat in exchange for RBPlat common shares, was completed on April 26, 2018.

In September 2018, the Company received a summons whereby by Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve seeking to set aside the Maseve Sale Transaction. Various statements and discovery documents were filed during calendar 2021 and a trial to hear evidence occurred in the High Court of South Africa October 4 to October 8, 2021. Final legal arguments were heard by the High Court on March 1 and 2, 2022.

On June 14, 2022, the High Court of South Africa delivered judgement dismissing the challenge brought by Africa Wide and ordered Africa Wide to make payment of the defendants' costs, (such awards have not been accrued due to uncertainty of amount). In its ruling, the High Court found that Africa Wide had firstly failed to make its case on the evidence and secondly that, having failed to challenge the Scheme under the provisions and time limits of the Companies Act, Africa Wide's case was statutorily barred.

On July 1, 2022 Africa Wide filed an application for leave to appeal the judgment of the High Court, which was then denied by the High Court on August 1, 2022, with costs once again awarded to the defendants.

On August 31, 2022 Africa Wide filed a petition to the South African Supreme Court of Appeal for further leave to appeal the June 14, 2022 High Court ruling dismissing their case seeking to reverse the Maseve Sale Transaction. The Company and RBPlat subsequently filed answering affidavits opposing Africa Wide's petition.

On November 10, 2022 the South Africa Supreme Court of Appeal dismissed Africa Wide's application with costs on the grounds that there was no reasonable prospect of success in an appeal and there was no other compelling reason why an appeal should be heard.

12. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Year ended	August 31, 2022	August 31, 2021	August 31, 2020

Amounts receivable, prepaid expenses and other assets	$(173)	$30	$234
Payment of bank advisory fees	-	(2,890)	-
Accounts payable and other liabilities	(66)	(102)	(973)
	$(239)	$(2,962)	$(739)

During the year, the Company issued 11,793,509 common shares in connection with the repayment of the $19.99 million principal outstanding balance of the Convertible Notes.  Other than interest owed, no cash was exchanged between the Company and the noteholders.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

13. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business through two geographical regions - Canada and South Africa. The Chief Operating Decision Makers ("CODM") reviews information from the below segments separately so the below segments are separated.

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At August 31, 2022	Assets	Liabilities

Canada	$12,037	$1,777
South Africa	41,642	347

	$53,679	$2,124

At August 31, 2021	Assets	Liabilities

Canada	$7,038	$29,625
South Africa	44,161	2,101

	$51,199	$31,726

Comprehensive Loss (Income) for the year ended	August 31, 2022	August 31, 2021

Canada	$13,894	$15,202
South Africa	1,278	(7,037)

	$15,172	$8,165

14. GENERAL AND ADMINISTRATIVE EXPENSES

GENERAL AND ADMINISTRATIVE EXPENSES	Year Ending August 31, 2022	Year Ending August 31, 2021
Salaries and benefits	$1,594	$1,794
Severance[1]	-	828
Legal	754	505
Technical consulting fees	364	405
Accounting	317	331
Insurance	368	311
Regulatory fees	276	252
Shareholder relations	108	235
Depreciation	91	122
Travel	196	96
Other	273	242
Total	$4,341	$5,121
[1]During the previous year, the Company's former President and CEO resigned from the Company.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

15. CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company's ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions. The Company does not currently declare or pay out dividends.

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a) Credit risk

Credit risk arises from the risk that the financial asset counterparty, may default or not meet its obligations timeously. The Company minimizes credit risk by monitoring the reliability of counterparties to settle assets. The maximum exposure to the credit risk is represented by the carrying amount of all the financial assets. There is no material concentration of credit risk in cash and cash equivalents, trade and other receivables and loans.

(i) Cash

In order to manage credit and liquidity risk the Company holds cash only with Canadian chartered and South African banks.

(ii) Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with the DMR as beneficiary in accordance with the Mineral and Petroleum Resources Development Act (the "MPRDA") and the Company's environmental management programme.

(b) Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions.

The Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient cash to make debt repayments and working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Any failure by the Company to obtain additional required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material and adverse effect on the Company's financial condition, results of operations and liquidity.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

(c) Currency risk

The Company’s functional currency is the Canadian dollar, while the consolidated presentation currency is the United States Dollar.  The functional currency of all South African subsidiaries is the Rand, while the functional currency of Lion is the US Dollar.  The Company’s operations are in both Canada and South Africa; therefore, the Company's results are impacted by fluctuations in the value of foreign currencies in relation to the Rand and Canadian and United States dollars.  The Company's significant foreign currency exposures on financial instruments comprise cash, accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

Year ended	August 31, 2022	August 31, 2021

Cash (Rand)	$1,527	$192
Cash (USD)	10,689	5,729
Accounts receivable (Rand)	250	439
Accounts payable (Rand)	347	1,686
Loan Payable (USD)	-	9,089
Convertible Note (USD)	-	18,716

The Company's comprehensive loss is affected by changes in the exchange rate between its operating currencies and the United States dollar.  At August 31, 2022, based on this exposure a 10% strengthening/weakening in the United States dollar versus Rand foreign exchange rate and Canadian dollar would give rise to a decrease/increase in comprehensive loss for the year presented of approximately $4.6 million, (August 31, 2021 - $3.6 million).

(d) Interest rate risk

The Company's interest income earned on cash and on short term investments is exposed to interest rate risk. At August 31, 2022, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the net loss for the year of approximately $70.

At August 31, 2022, the carrying amounts of cash, amounts receivable, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

17. INCOME TAXES

The income taxes shown in the consolidated earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

	2022	2021	2020

Loss before income taxes	$8,250	$13,008	$7,056

Income tax recovery at statutory rates	(2,227)	(3,512)	(1,905)
Difference of foreign tax rates	(13)	19	(8)
Non-deductible expenses and non-taxable portion of capital gains	983	1,061	(216)
Changes in unrecognized deferred tax assets and other	1,250	2,487	2,201
Income tax expense (recovery)	(7)	55	72

Income tax (recovery) expense consists of:
Current income taxes	$-	$-	$-
Deferred income taxes	(7)	55	72
	$(7)	$55	$72

The gross movement on the net deferred income tax account is as follows:

	2022	2021	2020
Deferred tax liability at the beginning of the year	$-	$-	$-
Tax recovery (expense) relating to the loss from continuing operations	7	(55)	(72)
Tax recovery relating to components of other comprehensive loss	(7)	55	72
Tax recovery recorded in deficit	-	-	-
Deferred tax liability at the end of the year	$-	$-	$-

The significant components of the Company's net deferred income tax liabilities are as follows:

	2022	2021	2020
Convertible notes	$-	$(389)	$(661)
Loans payable	-	(180)	(247)
Mineral properties	(2,241,430)	(2,597)	(2,221)
Loss carry-forwards	2,241,430	3,166	3,129
	$-	$-	$-

Unrecognized deductible temporary differences, unused tax losses and unused tax credits are attributed to the following:

	2022	2021	2020
Tax Losses:
Operating loss carry-forwards - Canada	$159,298	$158,619	$137,037
Operating loss carry-forwards - South Africa	103,917	35,958	100,415
Net capital loss carry-forwards	-	-	-
	$263,215	$194,577	$237,452
Temporary Differences:
Mineral properties	$7,632	$7,931	$7,672
Financing Costs	2,993	3,611	7,539
Property, plant and equipment	697	728	697
Other	866	800	603
	$12,188	$13,070	$16,511

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

The Company's Canadian operating loss carry-forwards expire between 2026 and 2042. The Company's South African operating loss carry-forwards do not expire. The Company's Canadian unused investment tax credit carry-forwards expire between 2029 and 2035. The Company's Canadian net capital loss carry-forwards do not expire.